NYSE American / TSX
Symbol: TMQ

News Release

Trilogy Metals Reports Third Quarter Fiscal 2026 Financial Results

October 2, 2026 – Vancouver, British Columbia – Trilogy Metals Inc. (NYSE American / TSX: TMQ) ("**Trilogy Metals**", "**Trilogy**" or the "**Company**") announces its financial results for the third quarter ended August 31, 2026. Details of the Company's financial results are contained in the interim unaudited consolidated financial statements and Management's Discussion and Analysis which will be available on the Company's website at www.trilogymetals.com, on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. All amounts are in United States dollars unless otherwise stated.

Financial and Operational Highlights

- **Cash balance of $31.2 million as at August 31, 2026**, with adjusted working capital of $30.3 million, providing financial flexibility to fund the Company's share of Upper Kobuk Mineral Projects ("**UKMP**") initiatives, with the Company's share of Ambler Metals LLC's ("**Ambler Metals**") fiscal 2026 budget substantially funded.
- **Publication of a coordinated federal and state permitting schedule for the Arctic Project** on the Federal Permitting Dashboard on July 13, 2026. The schedule sets an estimated 29-month integrated review timetable targeting a Record of Decision in September 2028, confirms the U.S. Army Corps of Engineers ("**USACE**") as lead federal agency, and integrates State of Alaska permitting under the first statewide FAST-41 Memorandum of Understanding in the nation.
- **Closing of the DOW $35.6 million strategic equity investment subsequent to quarter end** on September 11, 2026. The full proceeds received by Trilogy Metals and South32 Limited ("**South32**") are committed to Ambler Metals to advance exploration and development of the UKMP in northwestern Alaska, and the DOW has committed to work in good faith to help facilitate financing required for construction of the proposed 211-mile, industrial-use-only Ambler Road (or "**Ambler Access Project**") in coordination with the State of Alaska and the Alaska Industrial Development and Export Authority.
- **Publication of the Notice of Intent to prepare an Environmental Impact Statement by the USACE subsequent to quarter end** in September 2026, formally commencing the National Environmental Policy Act ("**NEPA**") review and public scoping phase for the Arctic Project on schedule.

Tony Giardini, President and CEO of Trilogy Metals, commented: "The third quarter and the weeks that followed have been transformational for Trilogy Metals. The Department of War's investment in Trilogy was successfully closed. On the permitting front, the Arctic Project now has a transparent, coordinated federal and state schedule, and the Notice of Intent, published on schedule, has

formally launched the NEPA review on a path to a Record of Decision in September 2028. With a defined permitting timeline, the investment by the U.S. Government, and a clear line of sight to a Record of Decision, Arctic is well positioned to become a cornerstone of a secure, domestic copper supply chain."

Selected Results

The following selected financial information is prepared in accordance with U.S. GAAP.

in thousands of dollars

	Three months ended		Nine months ended	
Selected expenses	**August 31, 2026 $**	**August 31, 2025 $**	**August 31, 2026 $**	**August 31, 2025 $**
General and administrative	294	214	1,291	910
Investor relations	14	38	121	72
Professional fees	643	246	1,429	1,305
Salaries	429	251	1,547	774
Salaries and directors expense – stock based compensation	675	374	4,445	2,971
Share of loss on equity investment	9,557	891	13,234	2,236
Gain on derivative carried at fair market value	(11,564)	-	(7,773)	-
Interest and other income	(334)	(309)	(1,163)	(752)
Comprehensive income/(loss) for the period	244	(1,747)	(13,164)	(7,547)

For the three-month period ended August 31, 2026, the Company reported a net income of $0.2 million compared to a net loss of $1.7 million for the three-month period ended August 31, 2025. The net income was primarily driven by a mark-to-market gain arising from the change in fair value of the derivative liability related to the Company's obligation to issue common shares (the "**Common Shares**") and warrants to purchase Common Shares (the "**Warrants**") to the DOW, and was offset by an increase in the Company's 50% share of loss from its investment in Ambler Metals. The increase in the Company's share of loss from Ambler Metals was primarily driven by budgeted exploration activities undertaken during the period.

For the nine-month period ended August 31, 2026, the Company reported a net loss of $13.2 million, compared to a net loss of $7.5 million for the same period in 2025. The increase in net loss was primarily driven by two non-cash items: (i) stock-based compensation expense related to the Company's annual grant with higher Black-Scholes values in the current year compared to the prior year; and (ii) increased activity related to budgeted exploration activities at Ambler Metals which resulted in a larger amount for the Company's share of loss on equity investment and an increase in personnel costs due to the addition of senior staff. This was offset by a mark-to-market gain arising from the change in fair value of the derivative liability related to the Company's obligation to issue the Common Shares and Warrants to the DOW.

Closing of Strategic Equity Investment from the United States Department of War

On August 28, 2026, the Company entered into an Investment Agreement (the **"Investment Agreement"**) with the DOW, relating to the DOW's strategic investment in the Company (the **"Strategic Investment"**). On September 11, 2026, the Company completed the Strategic

Investment by the DOW. At closing, the Company issued 8,215,570 units to the DOW at a price of $2.17 per unit for gross proceeds of approximately $17.8 million. Each unit consisted of one Common Share and three-quarters of one Warrant, resulting in the issuance of Warrants to acquire up to 6,161,678 additional Common Shares at an exercise price of $0.01 per Common Share. The Warrants have a ten-year term and become exercisable upon the earlier of the completion of Phase 1 of the Ambler Access Project and the achievement of certain specified usage milestones for the Ambler Access Project, or a change of control of the Company.

The Company received gross proceeds of approximately $17.8 million upon closing of the Strategic Investment. The proceeds are specifically designated to fund an additional cash capital contribution to Ambler Metals and, therefore, do not represent additional liquidity available to fund the Company's general corporate activities. South32 will make a corresponding contribution on a pro-rata basis, such that the Company's 50% ownership interest in Ambler Metals will remain unchanged.

Following the issuance of the Common Shares to the DOW, and the DOW's separate acquisition of Common Shares from South32, the DOW holds approximately 9.1% of the Company's outstanding Common Shares. In connection with closing, the Company, through its wholly-owned subsidiary Trilogy Metals US, and the DOW, among other parties, also entered into a Cooperation Agreement (the **"Cooperation Agreement"**, and together with the Investment Agreement and other ancillary agreements, the **"DOW Transaction Documents"**). Pursuant to the DOW Transaction Documents, the DOW is entitled to (i) designate one independent third-party nominee for appointment to the Company's Board of Directors, and (ii) appoint a representative to attend meetings of the Company's Board of Directors in an observer capacity.

The closing also resulted in the settlement of the derivative liability previously recognized in connection with the Company's obligation to issue Common Shares and Warrants to the DOW. Upon settlement, the Company recognized a gain of approximately $3.9 million, representing the change in the derivative liability through the closing date. The derivative liability was extinguished upon issuance of the underlying securities, and the applicable amounts were reclassified to share capital and contributed surplus. As a result, subsequent changes in the value of the Common Shares will no longer result in fair value adjustments associated with this derivative liability. The gain recognized on settlement is non-cash in nature and therefore does not affect the Company's cash flows.

The Strategic Investment represents a source of funding for the Company's investment in Ambler Metals while maintaining the Company's 50% ownership interest in the joint venture. Future exercise of the Warrants could result in future dilution of share capital, although such exercise is subject to the specified conditions described above.

Liquidity and Capital Resources

During the nine-month period ended August 31, 2026, the Company used $4.9 million in operating activities and $17.0 million in investing activities, and raised $1.4 million in financing activities. Operating expenditures were driven primarily by corporate salaries, professional fees and annual regulatory filing fees with the U.S. and Canadian securities commissions. In addition, the Company contributed $17.0 million for its share of funding to Ambler Metals. These cash outflows were offset by $1.4 million in proceeds from financing activities, primarily from the Company's at-the-market

equity program through which the Company may offer and issue up to $200 million of Common Shares from time to time pursuant to an equity distribution agreement dated November 7, 2025, and from the exercise of stock options.

As at August 31, 2026, the Company had cash and cash equivalents of $31.2 million and adjusted working capital of $30.3 million, which are current assets less current liabilities excluding the derivative liability which will be settled by way of the issuance of the Common Shares and Warrants. There is sufficient cash on hand for the next twelve months from the end of the Company's most recent fiscal quarter, including funding its remaining fiscal 2026 corporate budget of $1.1 million. The Company's share of Ambler Metals' fiscal 2026 budget is $17.5 million, of which $17.0 million had been funded as at August 31, 2026.

Future cash requirements may vary materially from current expectations. Beyond the next twelve months, the Company may need to raise additional funds in the future to support its operations and administration expenses. Future sources of liquidity are likely in the form of an equity financing but may include debt financing, convertible debt, exercise of options, or other means, including, but not limited to, utilizing the Company's ATM program.

Qualified Persons

Richard Gosse, P.Geo., Vice President Exploration for Trilogy Metals Inc., is a Qualified Person as defined by National Instrument 43-101 – *Standards of Disclosure for Mineral Projects*. Mr. Gosse has reviewed the scientific and technical information in this news release and approves the disclosure contained herein.

About Trilogy Metals

Trilogy Metals Inc. is a metals exploration and development company that holds a 50% interest in Ambler Metals LLC, which owns 100% of the Upper Kobuk Mineral Projects in northwestern Alaska. The UKMP is located within the Ambler Mining District, one of the richest and most prospective known copper-dominant districts in the world. It hosts world-class polymetallic VMS deposits that contain copper, zinc, lead, gold and silver, and carbonate replacement deposits that have been found to host high-grade copper and cobalt mineralization. Exploration has focused on two deposits in the district – the high-grade Arctic VMS deposit and the Bornite copper-cobalt deposit – which are located within a land package that spans approximately 190,929 hectares.

Ambler Metals operates under an agreement with NANA Regional Corporation, Inc., supporting responsible exploration and development in cooperation with local communities. Trilogy's vision is to develop the Ambler Mining District into a premier North American copper producer while respecting subsistence livelihoods.

Company Contact

Matthew Keevil
Vice President, Investor Relations and Business Development
Phone: +1 604 638 8088
Email: ir@trilogymetals.com

Cautionary Note Regarding Forward-Looking Statements

This news release includes certain "forward-looking information" and "forward-looking statements" (collectively "forward-looking statements") within the meaning of applicable Canadian and United States securities legislation including the United States Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact, included herein, including, without limitation, potential actions and effects resulting from the executive orders and statements from the Department of the Interior, Bureau of Land Management; anticipated timing of permitting at the Arctic Project, including predicted outcomes and benefits of the FAST-41 program; perceived merit of properties; statements regarding Ambler Metals' plans and expectations relating to the UKMP; the sufficiency of cash for the next twelve months; continued collaboration among Trilogy Metals, South32 and the DOW; and the Company's plans to provide further updates and the timing thereof are forward-looking statements. Forward-looking statements are frequently, but not always, identified by words such as "expects", "anticipates", "believes", "intends", "estimates", "potential", "possible", and similar expressions, or statements that events, conditions, or results "will", "may", "could", or "should" occur or be achieved. Forward-looking statements involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations include the uncertainties involving our assumptions with respect to those uncertainties disclosed in the Company's Annual Report on Form 10-K for the year ended November 30, 2025 filed with Canadian securities regulatory authorities and with the United States Securities and Exchange Commission and in other Company reports and documents filed with applicable securities regulatory authorities from time to time. The Company's forward-looking statements reflect the beliefs, opinions and projections on the date the statements are made. The Company assumes no obligation to update the forward-looking statements or beliefs, opinions, projections, or other factors, should they change, except as required by law.

The DOW Transaction Documents are contractual arrangements between the Company and the DOW. References in this news release to the DOW investment, the Department of War or other U.S. government entities are not intended to, and should not be construed to, imply that the DOW or any other U.S. Government entity endorses, recommends, sponsors, approves, certifies, guarantees, manages, or controls the Company, its affiliates, its securities, its products, its facilities, or any project described therein. Except for the express rights and obligations set forth in the applicable agreements, the DOW investment does not create a partnership, joint venture, agency, fiduciary, or similar relationship between the Company and the DOW, and does not obligate any U.S. Government entity to provide additional funding, assistance, permits, approvals, purchases, or other support.